United States securities and exchange commission logo





                              December 19, 2023

       P. Matthew Farabaugh
       Chief Financial Officer
       Park Aerospace Corp.
       1400 Old Country Road
       Westbury, NY 11590

                                                        Re: Park Aerospace
Corp.
                                                            Form 10-K for
Fiscal Year Ended February 26, 2023
                                                            Form 8-K Filed May
11, 2023
                                                            File No. 001-04415

       Dear P. Matthew Farabaugh:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K filed May 12, 2023

       Financial Statements
       Note 4 - Income Taxes, page 48

   1. We note the line item in your rate reconciliation described as "ASC 740-10 change." It appears this
reconciling item may relate to the change in uncertain tax positions. Please confirm our
understanding and, in future filings, modify the description of this line item to
                                                        more clearly convey the
nature of the adjustment.
 P. Matthew Farabaugh
FirstName LastNameP.
Park Aerospace Corp. Matthew Farabaugh
Comapany19,
December  NamePark
              2023 Aerospace Corp.
December
Page 2    19, 2023 Page 2
FirstName LastName
Form 8-K Filed May 11, 2023

Reconciliation of Non-GAAP Financial Measures, page 6

2. We note that you present Adjusted EBITDA as a non-GAAP performance measure.
         However, your reconciliation does not reconcile Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss), as required by Item 10(e)(1)(i)(B) of
         Regulation S-K. Please revise your presentation in future filings accordingly.
         Additionally, in future filings, please revise the format of the non-GAAP reconciliation to eliminate the partial non-GAAP income statement currently presented. Refer to the guidance in Question 102.10 of the Division's Compliance & Disclosure Interpretations on
         Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing